UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Biostage, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

09074M 202

(CUSIP Number)

Josef Volman, Esq.
Burns & Levinson LLP

125 Summer Street

Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09074M 202	13D	Page 1 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). DST Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,500,000 shares of common stock 1,840,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,500,000 shares of common stock 1,840,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 shares of common stock 1,840,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.99%*
14	TYPE OF REPORTING PERSON OO

*As more fully described in Item 3, the warrants are subject to a 49.99% ownership limitation, and the percentage set forth in row (13) gives effect to such limitation. However, as more fully described in Item 5, the securities reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full exercise of such warrants and do not give effect to such limitation. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such limitation, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 09074M 202	13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Polyvia LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000 shares of common stock 15,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 10,000 shares of common stock 15,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 shares of common stock 15,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON OO

*As more fully described in Item 3, the warrants are subject to a 49.99% ownership limitation.

CUSIP No. 09074M 202	13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jing Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,000 shares of common stock 174,000 shares of common stock issuable upon exercise of warrants (See Item 3)* 2,725 shares of common stock issuable upon exercise of options
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 36,000 shares of common stock 174,000 shares of common stock issuable upon exercise of warrants (See Item 3)* 2,725 shares of common stock issuable upon exercise of options
	10	SHARED DISPOSITIVE POWER 0 shares
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,000 shares of common stock

174,000 shares of common stock issuable upon exercise of warrants (See Item 3)*

2,725 shares of common stock issuable upon exercise of options

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%*
14	TYPE OF REPORTING PERSON IN

*As more fully described in Item 3, the warrants are subject to a 49.99% ownership limitation.

CUSIP No. 09074M 202	13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jiong Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,000 shares of common stock 39,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 26,000 shares of common stock 39,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,000 shares of common stock 39,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON IN

*As more fully described in Item 3, the preferred stock and the warrants are subject to a 49.99% ownership limitation.

CUSIP No. 09074M 202	13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Bin Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,722 shares of common stock
	8	SHARED VOTING POWER 2,500,000 shares of common stock 1,840,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
	9	SOLE DISPOSITIVE POWER 30,722 shares of common stock
	10	SHARED DISPOSITIVE POWER 2,500,000 shares of common stock 1,840,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,722 shares of common stock 1,840,000 shares of common stock issuable upon exercise of warrants (See Item 3)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.99%*
14	TYPE OF REPORTING PERSON IN

* As more fully described in Item 3, the warrants are subject to a 49.99% ownership limitation, and the percentage set forth in row (13) gives effect to such limitation. However, as more fully described in Item 5, the warrants reported in rows (8), (10) and (11) show the number of shares of common stock that would be issuable upon full exercise of such warrants and do not give effect to such limitation. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such limitation, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 09074M 202	13D	Page 6 of 10

Item 1.    Security and Issuer.

This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons (as defined below) with the SEC on January 10, 2018, as amended by Amendment No. 1 on July 6, 2018, and relates to the common stock, $0.01 par value (the “Common Stock”) of Biostage, Inc. (the “Issuer”), having its principal executive office at 84 October Hill Road, Suite 11, Holliston, MA 01746. This Amendment No. 2 is being filed to update the percentage of Common Stock of the Issuer beneficially owned by the Reporting Persons as a result of the exercise of warrants to purchase Common Stock of the Issuer. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D, as amended. Unless otherwise indicated, each capitalized term used by not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.    Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a)	This statement is being filed by:

(i)	DST Capital, LLC, a Massachusetts limited liability company;

(ii)	Polyvia LLC, a Massachusetts limited liability company;

(iii)	Jing Chen, an individual;

(iv)	Jiong Shao, an individual; and

(v)	Bin Zhao, an individual and the owner of DST Capital, LLC with voting and investment power with respect to that entity.

The persons named in this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The address of the principal business office of each Reporting Person is c/o Biostage, Inc., 84 October Hill Road, Suite 11, Holliston, MA 01746.

(c)	The principal business of DST Capital LLC and Polyvia LLC is to make, hold, and dispose of equity and equity related investments. The present principal occupation of Jing Chen, Jiong Shao and Bin Zhao is to make, hold, and dispose of equity and equity related investments.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	DST Capital LLC and Polyvia LLC are limited liability companies formed in Massachusetts. Jing Chen and Bin Zhao are Chinese citizens. Jiong Shao is a United States citizen.

CUSIP No. 09074M 202	13D	Page 7 of 10

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On December 14, 2017, the Issuer entered into a binding Memorandum of Understanding (the “MOU”) with Bin Zhao, pursuant to which the Issuer was bound to issue to the Reporting Persons in a private placement (the “Private Placement”) shares of its common stock at a purchase price of $2.00 per share or, to the extent the Reporting Persons, following the transaction, would collectively own more than 49.99% of the Issuer’s common stock, shares of Series D Convertible Preferred Stock of the Issuer (the “Preferred Stock”) with a per-share purchase price of $1,000. Additionally, in accordance with the binding MOU, the Reporting Persons would receive warrants to purchase shares of the Issuer’s common stock (or, to the extent the Reporting Persons would own more than 49.99% of the Issuer’s common stock, shares of Preferred Stock).

To further evidence the binding obligations of the MOU and effectuate the Private Placement thereunder, the Issuer entered into a Securities Purchase Agreement effective as of December 27, 2017 (the “Purchase Agreement”) with the Reporting Persons, and closed the Private Placement simultaneously with the effectiveness of the Purchase Agreement. In accordance with the MOU and the Purchase Agreement, the Issuer issued to the Reporting Persons (i) 518,000 shares (the “Common Shares”) of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”), (ii) 3,108 shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”), and (ii) warrants to purchase 3,108,000 shares of Common Stock (the “Warrants”), of which Bin Zhao concurrently assigned warrants to purchase 540,000 shares of Common Stock to persons who are not Reporting Persons or parties to the Purchase Agreement.

The Warrants have an exercise price of $2.00 per share, subject to adjustments as provided under the terms of the Warrants, and are immediately exercisable. The Warrants are exercisable for five years from the issuance date.

The Preferred Stock ranked on parity to the Common Stock, and was entitled to vote on any matters to which shares of the Common Stock are entitled to vote, on an as-if-converted basis. The Preferred Stock included an ownership limitation that limits the Reporting Persons and their affiliates to owning no more than 49.99% of the Common Stock.

In connection with the Private Placement, the Issuer agreed to grant board representation and nomination rights to the Reporting Persons and their affiliates, such that the director nominees of the Reporting Persons shall constitute a majority of the Issuer’s board of directors, but no more than is necessary to constitute such a majority. Pursuant to such representation and nomination rights, Jing Chen, James Shmerling, Wei Zhang and Ting Li were appointed to the Issuer’s board of directors.

The working capital of DST Capital LLC and Polyvia LLC and the personal funds of Jing Chen and Jiong Shao was the source of the funds for the purchase of the Common Stock, Preferred Stock and Warrants. No part of the purchase price of the securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

On June 29, 2018, the Reporting Persons elected to convert all of the outstanding shares of Series D Preferred Stock beneficially owned by the Reporting Persons into an aggregate of 1,554,000 shares of Common Stock.

On January 31, 2019, the Reporting Persons elected to exercise warrants to purchase 500,000 shares of Common Stock.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Pursuant to the Private Placement described in Item 3 above, the Reporting Persons acquired a majority of the voting power of the Issuer, and have nominated a majority of the members of the Issuer’s board of directors. The Reporting Persons, together with the Issuer, intend to establish a Chinese subsidiary of the Issuer to potentially access the Chinese market for the Issuer’s product candidates. The Reporting Persons acquired the securities for strategic investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 09074M 202	13D	Page 8 of 10

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)	DST Capital LLC, Polyvia LLC, Jing Chen and Jiong Shao are the record owners of the securities set forth on each such Reporting Person’s respective cover sheet. Bin Zhao is the record owner of 30,722 shares of common stock of the Issuer. As the owner of DST Capital LLC, Bin Zhao may be deemed to beneficially own the securities owned by that entity.

The percentage of outstanding Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 6,168,733 shares of Common Stock outstanding as of January 31, 2019 following the exercise of warrants by the Reporting Persons.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of the cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of the cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of the cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of the cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

CUSIP No. 09074M 202	13D	Page 9 of 10

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 — Agreement regarding filing of joint Schedule 13D (Incorporated by reference to original Schedule 13D filed on January 10, 2018).

CUSIP No. 09074M 202	13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2019

DST CAPITAL LLC

By:	/s/ Bin Zhao
Bin Zhao, Owner

POLYVIA LLC

By:	/s/ Wenxiang Huang
Wenxiang Huang, Manager/Director

/s/ Jing Chen
Jing Chen

/s/ Jiong Shao
Jiong Shao

/s/ Bin Zhao
Bin Zhao